UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 1204 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits
99.1	News Release “Adira Energy Relinquishes its Eitan CBM License, Onshore Isreal”, dated December 15, 2011
99.2	News Release “Adira Energy’s Farm-out of Part of its Yitzhak License Offshore Israel to AGR Group and Ellomay Finalized”, dated January 10, 2012
99.3	News Release “Adira Energy Non-Binding MOU Terminated”, dated February 6, 2012
99.4	News Release “Adira Energy Announces the Appointment of Industry Accomplished CEO”, dated February 27, 2012
99.5	News Release “Adira Energy Receives Updated Resource Reports on Gabriella and Yitzhak Licenses Offshore Israel”, dated March 13, 2012
99.6	Estimates of Unrisked Contingent and Prospective Resources to the Adira Energy Ltd. Interest in Discoveries and Prospects Located in Block 378 (Gabriella) Offshore Israel as of March 1, 2012
99.7	Estimates of Unrisked Prospective Resources to the Adira Energy Ltd. Interest in Certain Prospective Reservoirs Located in Block 380 (Yitzhak) Offshore Israel as of March 1, 2012
99.8	NSAI Permission Letter dated March 12, 2012
99.9	News Release “Adira Energy Announces Stock Option Grant”, dated March 14, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: March 16, 2012

/s/ Gadi Levin
Gadi Levin
Chief Financial Officer